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                              January 3, 2024

       Kevin Kraus
       Chief Financial Officer
       8X8 Inc.
       675 Creekside Way
       Campbell, CA 95008

                                                        Re: 8X8 Inc.
                                                            Form 10-K for the
Year Ended March 31, 2023
                                                            Form 8-K Furnished
on November 1, 2023
                                                            File No. 001-38312

       Dear Kevin Kraus:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended March 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 31

   1. We note that the calculation of annualized recurring subscriptions and usage revenue
                                                        (ARR) includes platform
usage charges for all CPaaS customers (subject to minimum
                                                        billings threshold for
a period of at least six consecutive months). Please tell us what usage charges you are
referring to here and revise to clarify whether certain usage fees are excluded from this
measure. In this regard, your revenue recognition policy refers to bundled and non-bundled
usage fees. Also, Fuze's policy referenced variable usage fees for blocks of
additional minutes and other items systematically purchased in excess of plan limits. Refer to
SEC Release No. 33-10751.
 Kevin Kraus
FirstName
8X8 Inc. LastNameKevin Kraus
Comapany
January    Name8X8 Inc.
        3, 2024
January
Page 2 3, 2024 Page 2
FirstName LastName
Results of Operations
Revenue, page 32

2. You state that service revenue increased during fiscal 2023, primarily due to your installed base of mid-market and enterprise customers, expanded deployments by existing customers, and growth in related telecom usage by your customers. You also refer to a partial offset due to a decrease in usage revenue in the Asia-Pacific region. Please revise to disclose the dollar or percentage change in revenue due to new versus existing customers. Also, tell us your consideration to disclose the number of customers in your installed base as you do in your Form 8-K earnings releases for your enterprise customers.
         In addition, where two or more factors contributed to a material change from period-to-
         period, including any offsetting factors, revise to include a quantitative discussion of such factors and avoid using vague terms such as "primarily" in favor of specific quantification.
         Similar revisions should be made in your Form 10-Q filings. In this regard, you refer to various factors such as increased churn, down-sell in your inorganic customer base and lower revenue in Southeast Asia region, partially offset by new subscription revenue and new organic bookings as contributing to the decrease in revenue during the three and six months ended September 30, 2022. Lastly, explain your reference to "inorganic" customer base and consider quantifying churn in future filings. Refer to Item 303(b) of Regulation
         S-K.
Notes to Consolidated Financial Statements
Note 11. Geographical Information, page 68

3. We note that international revenues comprised 27% of total revenue in fiscal 2023. Please tell us whether revenue from any individual country is material, and if so, how you considered the guidance in ASC 280-10-50-41(a).
Form 8-K Furnished on November 1, 2023

Exhibit 99.1, page 1

4. We note you refer to adjusted EBITDA as a percentage of revenue in the financial results bullet points without also presenting the comparable GAAP measure of net loss as a percentage of revenue. In addition, you disclose various non-GAAP operating expenses as a percentage of revenue without disclosing the comparable GAAP operating expense as a percentage of revenue. Where you present non-GAAP measure, please revise to ensure that you present the comparable non-GAAP measure with equal or greater prominence.
         Refer to Question 102.10(a) of the non-GAAP C&DIs.
Reconciliation of GAAP to Non-GAAP Financial Measures, page 10

5. We note your measure of non-GAAP net income does not appear to include the income tax impact of your non-GAAP adjustments. Please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit. In this regard, while
 Kevin Kraus
8X8 Inc.
January 3, 2024
Page 3
      we note that you have a recognized GAAP pre-tax net loss and a valuation allowance against your deferred tax assets in recent years, you have also reported non-GAAP net income in the same periods such that a valuation allowance may not apply on a non-
      GAAP basis. Revise or explain further why you do not believe an income tax expense adjustment is necessary. Refer to non-GAAP C&DI Question 102.11.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,
FirstName LastNameKevin Kraus
                                                          Division of
Corporation Finance
Comapany Name8X8 Inc.
                                                          Office of Technology
January 3, 2024 Page 3
cc:       Suzy Seandel
FirstName LastName